EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended Sep 30,		Nine months ended Sep 30,
($ in millions)	2016	2015	2016	2015
Earnings including interest on deposits (1):
Income before income tax expense	$8,255	8,773	$24,558	25,485
Less: Net income from noncontrolling interests	10	187	77	334
Income before income tax expense and after noncontrolling interests	8,245	8,586	24,481	25,151
Fixed charges	1,640	1,089	4,565	3,222
	9,885	9,675	$29,046	28,373

Fixed charges (1):
Interest expense	$1,535	988	$4,253	2,921
Estimated interest component of net rental expense	105	101	312	301
	$1,640	1,089	$4,565	3,222

Ratio of earnings to fixed charges (2)	6.03	8.88	6.36	8.81

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,245	8,586	$24,481	25,151
Fixed charges	1,284	857	3,570	2,500
	$9,529	9,443	$28,051	27,651

Fixed charges:
Interest expense	$1,535	988	$4,253	2,921
Less: Interest on deposits	356	232	995	722
Estimated interest component of net rental expense	105	101	312	301
	$1,284	857	$3,570	2,500

Ratio of earnings to fixed charges (2)	7.42	11.02	7.86	11.06

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.